Exhibit 6.3

PUBLISHING LICENSE AGREEMENT

This Publishing License Agreement (this “Agreement”), dated as of August 5, 2016 (“Effective Date”), is entered into between Double Fine Productions, Inc., a California corporation (“Developer”), with its principal place of business at 525 Brannan Street, Suite 200, San Francisco, California 94107, and Fig Publishing, Inc., a Delaware corporation (“Licensee”), with its principal place of business at 715 Bryant St., Suite 202, San Francisco, CA 94107. Developer and Licensee may be referred to individually as a “Party” or “party” and collectively as the “Parties” or “parties.”

INTRODUCTION

WHEREAS Developer and Fig Grasslands, LLC a corporate affiliate of Licensee, entered into that certain Video Game License Agreement (the “Original Agreement”) on December 3, 2015 (the “Original Effective Date”), which Original Agreement superseded in its entirety that certain Video Game License Agreement (the “Predecessor Agreement”) dated September 23, 2015, entered into between Developer and a corporate affiliate of Licensee;

WHEREAS, Developer is developing the Licensed Game;

WHEREAS, Licensee is a publisher of video games;

WHEREAS, Licensee wishes to license the Licensed Game from Developer, and Developer wishes to license the Licensed Game to Licensee, to exploit the Licensed Game in accordance with the following terms and conditions;

WHEREAS, the Original Agreement automatically terminated by its own terms on May 31, 2016, and the parties, on behalf of themselves and, in the case of Licensee, on behalf of its corporate affiliates, do hereby acknowledge the termination and cancellation of the Original Agreement and the Predecessor Agreement; and

WHEREAS, the parties desire to enter into this Agreement as follows.

TERMS

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.	GRANT OF RIGHTS; DISTRIBUTORS; CO-PUBLISHERS

1.1.	Grant of License to Licensed Game. Developer hereby grants to Licensee a non-exclusive, irrevocable, perpetual, worldwide, fully paid up, sublicensable (across multiple tiers) right and license throughout the world to use, license, sublicense, sell, advertise, promote, publicly perform, distribute, display, and otherwise utilize the Licensed Game for and in connection with publishing, distributing, selling, licensing, advertising, marketing and promoting the Licensed Game to Distributors (defined below) and consumers (the “Publishing License”).

1.1.1.	Licensed Game. The “Licensed Game” means each version of the video game identified and described on Exhibit A attached hereto for use with each of the Licensed Platforms (defined below), including updates and enhancements thereto, but excluding DLC of such video game. “DLC” of a video game means downloadable additional content or expansions for or to a video game which require the installation and license of such video game to be played by an end user.

1.1.2.	Licensed Platforms. “Licensed Platforms” means any and all personal computer, mobile, tablet, video game console, interactive television and any other operating system on which video games are played, whether now known or hereafter devised, including but not limited to Microsoft Windows operating systems, Microsoft Xbox 360, Xbox One, Sony PlayStation 3, PlayStation 4, and Vita, Nintendo Wii, Wii-U, DS and 3DS, Apple Macintosh, OS X and iOS operating systems, Google Android operating system, Linux operating system, and all future versions of each of the foregoing; provided, however, Licensed Platforms does not include any virtual reality, mixed reality, or augmented reality system, whether now known or hereafter devised, including but not limited to Playstation VR, Oculus Rift and Valve/HTC Vive.

1.1.3.	Committed Platforms. Developer has no obligation hereunder to develop the Licensed Game for the Licensed Platforms other than the Committed Platforms. “Committed Platforms” means the Microsoft Windows operating system, the Linux operating system and the Apple Macintosh operating system.

1.2.	Developer Brand Features License. “Developer Brand Features” means the trademarks, trade names, service marks, service names and logos proprietary to Developer in connection with or related to the Licensed Game. Developer hereby grants to Licensee a non-exclusive, irrevocable, perpetual by Developer, fully paid up, sublicensable (across multiple tiers) right and license to use, create Derivative Works (defined below) of, display and otherwise utilize the Developer Brand Features and components of the Licensed Game (including, without limitation, pictorial, audio and audiovisual elements, characters, screenshots and icons) in connection with the Licensed Game and the advertising, promotion, distribution, sales, licensing and marketing thereof (the “Brand Features License” and collectively with the Publishing License, the “Video Game License”). Licensee shall have the right to use in conjunction with the Licensed Game, domain names using Developer Brand Features either alone or in combination with the trademarks, trade names, service marks, service names and logos proprietary to Licensee (the “Licensee Brand Features”), subject to Developer's consent, which shall not be unreasonably withheld. “Derivative Work” means a work that is derived from the Licensed Game such that the use thereof would infringe upon the Intellectual Property Rights in the Licensed Game. “Intellectual Property Rights” means, with respect to any item, any and all now known or hereafter known (i) rights associated with works of authorship throughout the universe, including but not limited to copyrights and moral rights, (ii) trademark and trade name rights and similar rights, (iii) trade secret rights, (iv) patents, designs, and other industrial property rights, (v) all other intellectual property and industrial property rights, and (vi) all registrations, applications, renewals, extensions, continuations, divisions or reissues thereof now or hereafter in force (including any rights in any of the foregoing). The Parties hereby agree that any use of Developer Brand Features by either Party must comply with false advertising and similar laws. Licensee further agrees that any use of the Developer Brand Features by Licensee must meet Developer’s quality standards in effect from time to time.

1.3.	Distribution Agreements.

1.3.1.	“Distribution Agreement” means an agreement (other than this Agreement) between a Co-Publisher (defined below) and a counterparty whereby the counterparty agrees to or is granted the right to distribute (whether physically or digitally), deliver, transmit, stream, resale or wholesale the Licensed Game. “Distributor” means the distributing counterparty to a Distribution Agreement in its capacity as such.

1.3.2.	Licensee will obtain Developer’s prior written approval of each Distribution Agreement that Licensee enters into with a Distributor, which approval may be granted or withheld in Developer’s sole discretion. The foregoing notwithstanding, Licensee may enter into one or more Distribution Agreements with each of the Distributors, without Developer approval, listed on Exhibit B attached hereto, as such exhibit amended from time to time by written agreement of Licensee and Developer.

1.3.3.	Developer may enter into any Distribution with a Distributor in its discretion, provided that each such Distribution Agreement establishes fair, just and equitable market rates and arms-length prices as determined by Developer in good faith. Developer agrees to notify as soon as reasonably practicable Licensee by email or in writing when it enters into any Distribution Agreement.

1.4.	Co-Publishers.

1.4.1.	“Co-Publisher” means Developer, Licensee and any other party (a “Third-Party Co-Publisher”) granted a license to exploit the Licensed Game in consideration for funding the development, advertising, marketing or promotion of the Licensed Game or otherwise designated as a “publisher of record” pursuant to a Distribution Agreement or Third-Party Co-Publisher Agreement.

1.4.2.	Subject to Section 1.3.3 and Section 1.4.3, Developer may appoint Co-Publishers and enter into Distribution Agreements and other agreements with Co-Publishers in its discretion.

1.4.3.	Developer agrees that any agreement between Developer and a Third-Party Co-Publisher that establishes or relates to the Co-Publisher’s status as such (a “Third-Party Co-Publisher Agreement”) shall:

(a)	establish fair, just and equitable market rates and arms-length prices as determined by Developer in good faith;

(b)	shall establish for the benefit of Developer commercially reasonable or customary rights to audit the books and records of or to receive accounting statements from the Co-Publisher related to the Third-Party Co-Publishing Agreement (“Developer Audit Rights”). When negotiating each Third-Party Co-Publisher Agreement, Developer shall make commercially reasonable efforts to provide that the Developer Audit Rights established thereunder may be assigned by Developer to and exercised by Licensee in Developer’s discretion. Upon a commercially reasonable request from Licensee and at Licensee’s expense, Developer shall use best efforts to exercise its Developer Audit Rights and report findings that Developer reasonably determines are or could be material to Licensee;

(c)	shall use commercially reasonable efforts to require that each Co-Publisher forward copies of all statements from Distributors to Developer, and Developer shall provide such copies to Licensee, as soon as reasonably practicable following receipt of such statements; and

(d)	if the revenue sharing terms of the Third-Party Co-Publishing Agreement would result in Licensee receiving less than the Licensee Share set forth in Section 6.3, then Developer shall secure Licensee’s approval prior to entering into such Third Party Co-Publishing Agreement.

1.5.	Grant of Right to Sales Receipts of Licensed Game.

1.5.1.	Notwithstanding the non-exclusive nature of the Publishing License, Developer shall pay directly to Licensee without deduction of any kind all Licensed Game Receipts received by Developer, and shall use commercially reasonable efforts to provide that all Third-Party Co-Publisher Agreements with Third-Party Co-Publishers entered into by Developer provide that all Licensed Game Receipts generated by such Third-Party Co-Publishers shall be paid directly to Licensee without deduction of any kind. “Licensed Game Receipts” means all sales receipts generated by any Co-Publisher from the Licensed Game; provided, however, and for the avoidance of doubt, that Licensed Game Receipts shall not include any proceeds received by Developer pursuant to its rewards crowdfunding campaigns for the Licensed Game conducted on Fig.co, and shall not include any amount of the Development Amount.

1.5.2.	Co-Publisher Redirected Payments. To the extent that any Co-Publisher other than Licensee receives Licensed Game Receipts from Distributors directly (including, without limitation, as a result of the Co-Publisher also serving as a Distributor), Developer agrees that it shall promptly pay any such Licensed Game Receipts it so receives, and shall use commercially reasonable efforts to cause any other Co-Publisher to promptly pay any such Licensed Game Receipts they so receive (in each case, “Co-Publisher Redirected Payments”), to Licensee without deductions of any kind and within thirty (30) days after the end of the calendar month in which such Licensed Game Receipts were so received and include a copy of all statements received by the paying Co-Publisher from each Distributor.

1.5.3.	Developer Records. Developer shall maintain books and records reasonably sufficient to permit verification of any Co-Publisher Redirected Payments. Licensee shall be permitted to examine these books and records as they relate to distribution of the Licensed Game, such examination to occur during regular business hours, upon reasonable notice, and in a manner that is not disruptive to the examined Developer’s business. In the event any such inspection reveals that Developer has underpaid or caused to be underpaid any amount, then in addition to any and all other rights and remedies available to Licensee hereunder, Developer shall immediately pay the underpaid amounts upon demand. Such payments shall also include interest calculated from the date such payments were originally due at the rate of the lower of (i) One and One Half Percent (1.5%) per month, or (ii) the maximum rate permitted by law.

1.5.4.	Third-Party Co-Publisher Deductions. Licensee acknowledges that (i) Developer’s commercially reasonable efforts in accordance with this Section 1.5 notwithstanding, Licensee understands any Third-Party Co-Publisher may not agree to pay or arrange for the payment of Licensed Game Receipts it generates directly to Licensee or may not agree to do so without deduction or within thirty (30) days after the end of the calendar month in which such Licensed Game Receipts were so received, and (ii) Developer’s failure alone to secure in any agreement with a Third-Party Co-Publisher terms that Developer is required hereunder to exercise commercially reasonable efforts to secure shall not be deemed a breach of this Agreement by Developer. For purposes of clarity, in the event any Third Party Co-Publisher deducts its revenue share from the Licensed Game Receipts, then the Licensee Share (as set forth in Section 6.3) shall be calculated as if such deduction had not taken. Developer acknowledges that Licensee expects to receive “wholesale” price for the Licensed Game, which is expected to be approximately 70% of the retail price of the Licensed Game.

2.	DELIVERY; PROCEDURE FOR APPROVAL

2.1.	Delivery. Developer shall deliver the Licensed Game in executable Object Code format for each of the Committed Platforms in a form that is suitable for submission for first party platform certification to Licensee no later than July 31, 2018 (as the same may be extended by mutual agreement of the Parties, the “Expected Delivery Date”). Additionally, Developer shall promptly deliver to Licensee any and all bug fixes, updates or upgrades of the Licensed Game that Developer develops for the Committed Platforms, if any. “Object Code” means computer software, not readily perceivable by humans, and suitable for machine execution without the intervening steps of interpretation or compilation.

2.2.	Approval of Delivery. Licensee shall have ten (10) business days from the date Developer initially so delivers the Licensed Game to approve the Licensed Game or reject the Licensed Game because it (i) contains errors, bugs, defects, malfunctions, failures, nonconformities, other deficiencies in the operation of the Licensed Game; (ii) suffers from a material defect; or (iii) does not substantially conform to the description in Exhibit A. Except as otherwise provided in this Section 2.2, any approval or rejection by Licensee shall be in writing. If Licensee rejects the Licensed Game, Licensee shall specify in a written notice to Developer the grounds for rejection, including commercially reasonable and detailed remedial recommendations, and Developer shall use commercially reasonable efforts to revise the Licensed Game in accordance with such remedial recommendations within the following thirty (30) calendar days after receipt of such written notice. This delivery and rejection process shall iterate until Licensee accepts the Licensed Game in accordance with this Section 2.2; provided that if upon Licensee’s third rejection of the Licensed Game in accordance with this Section 2.2 or upon any rejection thereafter the Licensed Games suffers from a material defect, Licensee may terminate this Agreement pursuant to Section 8.2. In the event that Licensee does not provide a written approval or rejection within the time period set forth in this Section 2.2, the Licensed Game shall be deemed approved by Licensee.

3.	BUILD DELIVERY, REPORTS, MEETINGS, COOPERATION, CONSULTATION AND AUDIT

3.1.	Build Delivery Upon Licensee’s Request. Developer shall, at any time prior to the Expected Delivery Date upon written notice from Licensee, deliver or otherwise make available through file management systems such as Perforce the then-current build of the Licensed Game for the Committed Platforms specified by Licensee in both Object Code and Source Code formats no later than thirty (30) days from the date of each such request; provided, however, that Licensee shall not make (and Developer shall not be required to honor under this Section 3.1) more than one (1) such request in any calendar quarter. “Source Code” means computer software not in machine readable format and not suitable for machine execution without the intervening steps of interpretation or compilation.

3.2.	Quarterly Developer Reports and Meetings. Developer shall provide a brief written report no later than the last business day of each calendar quarter prior to Licensee’s approval of the Licensed Game in accordance with Section 2.2 regarding the current status of the Licensed Game’s development, including, without limitation, information regarding whether Developer will meet the Expected Delivery Date. The Parties also agree to schedule a quarterly personal meeting with respect to each calendar quarter prior to Licensee’s approval of the Licensed Game in accordance with Section 2.2 to discuss such reports and any other matters of concern (which meeting may be in person, by phone or by videoconference).

3.3.	Cooperation. In relation to the Licensed Game, during reasonable business hours, Developer shall cooperate with Licensee to develop and create certain materials, including interviews, written copy, visual materials and videos about the Licensed Game. Developer and Licensee further agree that each shall cooperate with the other as reasonably requested from time to time with regard to the marketing, advertising, promotion and distribution of the Licensed Game.

3.4.	Consultation Rights. Developer shall consult meaningfully with Licensee over material business matters pertaining to the development of the Licensed Game. Licensee will designate one or more individuals who will be its representative(s) with respect to the foregoing consultation rights, which designation may be changed by Licensee from time to time in consultation with Developer. Licensee hereby initially designates Justin Bailey with respect to the foregoing consultation rights. Such business matters, with respect to the Licensed Game, include: budgeting, cash flow and liquidity considerations, how to address technical challenges, choices of (i) technology platforms and devices for which the Licensed Game should be developed, (ii) languages in which the Licensed Game should be localized, and (iii) Distributors that should be used.

3.5.	Developer Books and Records; Right to Audit. Developer will maintain books and records that clearly describe the application of the Development Amount toward development of the Licensed Game. Such books and records must be maintained reasonably separate from Developer’s books and records related to other games and projects of Developer for Licensee to determine how the Development Amount is and has been applied. Licensee may examine these books and records as they relate to the application of the Development Amount, such examination to occur during regular business hours, upon reasonable advance written notice, and in a manner that is not disruptive to Developer’s business. In the event any such inspection reveals that Developer has allocated or spent any material part of the Development Amount for purposes unrelated to the development of the Licensed Game, then in addition to any and all other rights and remedies available to Licensee hereunder, Developer shall immediately return to Licensee such amount, upon written demand from Licensee, and the Parties shall agree upon a reasonably prompt payment schedule and/or time frame for such return.

4.	DEVELOPER REPRESENTATIONS AND WARRANTIES

4.1.	Ownership. Developer represents that it is the owner of the Licensed Game, the Developer Brand Features, and all Intellectual Property Rights therein and thereto.

4.2.	No Liens or Encumbrances. Other than pursuant to this Agreement, Distribution Agreements and Third-Party Co-Publisher Agreements, Developer has not and will not cause or allow any liens or encumbrances to be placed against, grant any security interest in, or otherwise sell, transfer, bequeath, quitclaim or otherwise assign, or allow any of the forgoing to occur to, the Intellectual Property Rights in and to the Licensed Game without Licensee’s prior written consent.

4.3.	Resource Schedule. Developer shall employ commercially reasonable efforts to produce the Licensed Game in accordance with a resource schedule approved in writing by Licensee (once so initially approved, and as the same may be amended from time to time by the Parties’ mutual written consent, the “Resource Schedule”) that sets forth the estimated development timeline and objectives for the Licensed Game and the corresponding installment amounts and delivery dates of the Development Amount anticipated by Developer (the “Anticipated Installment Schedule”).

4.4.	Power and Authority. Developer represents that it has all of the rights necessary for Developer to satisfy its obligations hereunder and has the ability, power and permission to grant the rights granted to Licensee hereunder and to make such promises and covenants as are set forth herein.

4.5.	No Conflict. Developer represents that its execution, delivery and performance of this Agreement does not and shall not conflict with or violate any applicable law, rule or regulation or the terms of any agreement between Developer and any third party.

4.6.	Game Content. Developer represents that the Licensed Game does not contain (i) any material that is pornographic, obscene, or defamatory, (ii) any hidden “easter eggs” containing any of the foregoing content; (iii) any computer programming routines that are intended to damage, detrimentally interfere with, surreptitiously access, intercept or expropriate any system, data or personal information, or contain any viruses, Trojan horses, worms, time bombs, back-doors, cancelbots or other malicious or unauthorized components; or (iv) “Open Source” means any software that requires as a condition of use, modification and/or distribution of such software that such software or other software incorporated into, derived from or distributed with such software: (i) be disclosed or distributed in source code form; or (ii) be redistributable at no charge. Open Source includes, without limitation, software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (a) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL), (b) the Artistic License (e.g., PERL), (c) the Mozilla Public License, (d) the Netscape Public License, (e) the Sun Community Source License (SCSL), (f) the Sun Industry Source License (SISL), and (g) the Apache Server license. Notwithstanding the foregoing, all “MIT licenses” published at any time through the website of the Open Source Initiative, and the UE4 License, are hereby approved by Licensee; and provided, further, that if Developer wishes to include any other Open Source code in the Licensed Game it shall seek permission from Licensee, which permission shall not be unreasonably withheld or delayed.

4.7.	Sufficiency of Funds. Developer represents that the Development Amount, when taken together with funds that are currently available, or that Developer reasonably believes will become available within a commercially reasonable timeframe, to Developer to develop the Licensed Game, is an amount that will be sufficient to develop the Licensed Game for the Committed Platforms in accordance with the Agreement.

5.	LICENSEE REPRESENTATIONS AND WARRANTIES

5.1.	Power and Authority. Licensee represents that it has all of the rights necessary for Licensee to satisfy its obligations hereunder and has the ability, power and permission to grant the rights granted to Developer hereunder and to make such promises and covenants as are set forth herein.

5.2.	No Conflict. Licensee represents that its execution, delivery and performance of this Agreement does not and shall not conflict with or violate any applicable law, rule or regulation or the terms of any agreement between Licensee and any third party.

5.3.	Licensee’s Qualification. Licensee has such knowledge and experience in financial and business matters that Licensee is capable of evaluating the merits and risks of entering into this Agreement, and Licensee is able to bear the economic and other risks associated with entering into this Agreement.

5.4.	Licensee Investigation. Licensee has had access to such information concerning Developer as Licensee deems necessary to enable Licensee to make an informed decisions concerning entering into this Agreement. Licensee has had the opportunity to ask questions and received answers satisfactory to Licensee concerning this Agreement and Developer’s qualifications to develop the Licensed Game in general. Licensee has obtained all additional information requested by Licensee from Developer that Licensee deems necessary to verify the accuracy of all information furnished by Developer to Licensee in connection with this Agreement.

5.5.	No Reliance; Questionnaire. No representations or warranties have been made to Licensee by Developer other than as set forth in this Agreement. Licensee understands and acknowledges that Developer’s responses to Licensee’s form of Developer Questionnaire, which responses have previously been prepared and delivered by Developer to Licensee, have been completed and delivered to Licensee by Developer in good faith as part of Licensee’s due diligence investigation of Developer; however Licensee hereby acknowledges, understands and agrees that (i) although Developer has no reason to believe that such responses are not accurate and complete, Developer assumes no responsibility for the accuracy or completeness of such responses, (ii) such responses are not incorporated into this Agreement or being relied upon in any manner by Licensee in entering into this Agreement, and (ii) the Developer Questionnaire will not be publicly disclosed by Licensee and Licensee will maintain and preserve the confidentiality of such responses in accordance with Section 7 below, except Licensee may include information from the Developer Questionnaire in the Licensee’s description of the Developer and the Licensed Games in materials used in the offering of the Licensee’s securities related to the Licensed Game, including Licensee’s public filings with the SEC, which descriptions shall be provided to Developer prior to public disclosure and be reasonably acceptable to Developer.

5.6.	No Issuer. Licensee acknowledges and agrees that Developer is entering into this Agreement solely in Developer’s capacity as a developer of video games for publication and distribution by Licensee, and not as an issuer or co-issuer of securities in any securities offering, including, without limitation, any Fig Securities Offering (defined below).

6.	DEVELOPMENT AMOUNT; ROYALTY

6.1.	Development Amount. Licensee shall pay to Developer $600,000 (the “Minimum Development Amount”) plus additional amounts up to a maximum total amount of $3,000,000 (the “Maximum Development Amount”), to be used by Developer in the development and publishing of the Licensed Game. The aggregate amount actually delivered by Licensee to Developer under Sections 6.1 and 6.2, less any amounts returned by Developer to Licensee pursuant to Section 3.5, determined at the time the Licensed Game is approved by Licensee in accordance with Section 2.2, shall be referred to herein as the “Development Amount”. To the extent of the Minimum Development Amount, Licensee shall deliver the Minimum Development Amount in accordance with the Anticipated Installment Schedule; thereafter Licensee shall deliver amounts in accordance with Section 6.2.

6.2.	Development Expenses. Developer hereby acknowledges that, except to the extent required to deliver the Minimum Development Amount in accordance with the Anticipated Installment Schedule, Licensee will not make available the amounts delivered pursuant to Sections 6.1 and 6.2 at any one time, but will make periodic payments of such amounts to Developer in a manner which enables Developer to pay the expenses of development and publication of the Licensed Game as set forth in the Resource Schedule (“Development Expenses”). All payments to Developer pursuant to this Section 6 shall be deemed to have been made available for Development Expenses only and shall be used by Developer solely for Development Expenses.

6.3.	Developer Royalty. Licensee shall pay to Developer Gross Receipts minus the Licensee Share (the “Developer Royalty”) in accordance with this Agreement.

6.3.1.	“Gross Receipts” means Licensed Game Receipts actually paid to Licensee by any Co-Publisher (including by way of Co-Publisher Redirected Payments) provided, however, and for the avoidance of doubt, that Gross Receipts shall not include any proceeds received by Developer pursuant to its rewards crowdfunding campaigns for the Licensed Game conducted on Fig.co, and shall not include any amount of the Development Amount.

6.3.2.	“Adjusted Gross Receipts” means 99.9% of Gross Receipts.

6.3.3.	The “Licensee Share” consists of:

(i)	0.1% of Gross Receipts, and

(ii)	Adjusted Gross Receipts multiplied by the Calculated Rate.

Gross Receipts as used only in this Section 6.3.3 for purposes of calculating the Licensee Share shall include any amounts, if any, deducted by the Developer or Third-Party Co-Publisher prior to actual receipt by the Licensee.

6.3.4.	With respect to the first Adjusted Gross Receipts up to US$13,333,333, the “Calculated Rate” shall mean 2.5 times the Development Amount divided by US$33,333,333.

With respect to Adjusted Gross Receipts in excess of US$13,333,333, the “Calculated Rate” shall mean 1.0 times the Development Amount divided by US$33,333,333

6.4.	Reserve. Upon each payment of the Developer Royalty otherwise due in accordance with Section 6.3 above and Section 6.5 below (each, a “Developer Royalty Installment”), as security against chargebacks, returns, disputed charges, fraudulent charges and/or bad debt incurred, Licensee shall be entitled to retain a reserve from such Developer Royalty Installment of not more than ten percent (10%) of the amount of such Developer Royalty Installment. All reserves so retained shall, to the extent not actually applied by Licensee towards chargebacks, returns, disputed charges, fraudulent charges and/or bad debt incurred during the 6-month period following the date such entire Developer Royalty Installment would otherwise be due in accordance with Section 6.3 and Section 6.5 shall be immediately paid to Developer.

6.5.	Statements and Payments. Subject to Section 6.4, the Developer Royalty shall be paid no later than thirty (30) days after the end of the calendar month in which the Gross Receipts are received by Licensee and shall include (i) a reasonably detailed statement from Licensee regarding the payment amount and related information, (ii) a copy of all related statements received by Licensee from each Distributor or Co-Publisher and (iii) a statement detailing the amount of the Developer Royalty payment retained as a reserve pursuant to Section 6.4.

6.6.	Taxes. To the extent necessary to comply with the laws, rules and regulations of the United States, and any treaties between the United States and any countries outside the United States, Licensee shall be entitled to withhold foreign withholding taxes at the applicable rate set forth in such treaties. Licensee shall use commercially reasonable efforts to furnish to Developer the original or a copy of a receipt evidencing payment thereof in a form acceptable to the government of the foreign country or other relevant local tax authority, certifying the fact that such tax has been duly paid and account to Developer for its pro-rata share of such tax credit, if any. If for any reason Licensee does not withhold such taxes, then Developer agrees to pay such taxes within sixty (60) days from the date of notice from Licensee. If Developer does not pay such taxes and the relevant tax authority holds Licensee liable, then Developer agrees to indemnify Licensee for any such liability within sixty (60) days from the date of Licensee's notice thereof.

7.	CONFIDENTIAL INFORMATION

7.1.	Confidential Information. Each Party acknowledges that by reason of its relationship to the other Party under this Agreement it will have access to and acquire knowledge from, material, data, systems and other information concerning the operation, business, financial affairs, products, customers, trade secrets and intellectual property of the other Party that may not be accessible or known to the general public, including, but not limited to the terms of this Agreement and Developer’s responses to Licensee’s form of Developer Questionnaire (collectively, “Confidential Information”).

7.2.	No Disclosure. Each Party agrees to: (i) maintain and preserve the confidentiality of all Confidential Information received from the other, both orally and in writing, including, without limitation, taking such steps to protect and preserve the confidentiality of the Confidential Information as it takes to preserve and protect the confidentiality of its own confidential information; (ii) disclose such Confidential Information only to its own employees and contractors on a “need-to-know” basis, and only to those employees and contractors who have agreed to maintain the confidentiality thereof; and (iii) not disclose such Confidential Information to any third party (other than employees and contractors as set forth in subpart (ii) hereof) without the express written consent of the disclosing Party, provided, however that each Party may disclose the financial terms of this Agreement to its legal and business advisors and to potential investors so long as such third parties agree to maintain the confidentiality of such Confidential Information. Each Party further agrees to use the Confidential Information only for the purpose of performing this Agreement. Whenever requested by a disclosing Party and provided the same is not required for the performance by the receiving Party of its obligations hereunder, a receiving Party shall immediately return to the disclosing Party all manifestations of the Confidential Information or, at the disclosing Party’s option, shall destroy all such Confidential Information as the disclosing Party may designate.

7.3.	Exclusions. The Parties’ obligations under Section 7.2 above shall not apply to Confidential Information which: (i) is or becomes a matter of public knowledge through no fault of or action by the receiving Party; (ii) was rightfully in the receiving Party’s possession prior to disclosure by the disclosing Party; (iii) subsequent to disclosure, is rightfully obtained by the receiving Party from a third party who is lawfully in possession of such Confidential Information without restriction; (iv) is independently developed by the receiving Party without resort to the disclosing Party’s Confidential Information as evidenced by the receiving Party’s written business records; or (v) information from the Developer Questionnaire used in the Licensee’s description of the Developer and the Licensed Games in materials used in the offering of the Licensee’s securities related to the Licensed Game, including Licensee’s public filings with the SEC, which descriptions shall be provided to Developer prior to public disclosure and be reasonably acceptable to Developer. Notwithstanding the provisions of Section 7.2, the receiving Party will not be in breach of its obligations hereunder if and to the extent it is required by law or judicial order or stock exchange regulation to disclose any Confidential Information of the disclosing Party, provided that prior written notice of such required disclosure is furnished to the disclosing Party as soon as practicable in order to afford the disclosing Party an opportunity to seek a protective order.

8.	TERM AND TERMINATION.

8.1.	Term. The term of this Agreement shall commence as of the Effective Date and shall continue for the duration of the term of copyright protection for the last-to-expire version of the Licensed Game in each country unless otherwise terminated as set forth in this Section 8.

8.2.	Termination by Licensee for Material Defect. Licensee may immediately terminate this Agreement upon written notice to Developer upon Licensee’s third rejection of the Licensed Game pursuant to Section 2.2 or any subsequent rejection thereafter if the Licensed Game then suffers from a material defect.

8.3.	Termination for Cause. Either Party may terminate this Agreement upon written notice to the other Party: (i) upon a material default or material breach by the other Party of any of its material obligations under this Agreement, or any material inaccuracy on such other Party’s part with respect to any material representation or warranty by such other Party set forth in this Agreement, excluding Licensed Game delivery matters which shall be subject to the requirements of Section 2 and Section 8.2, unless within thirty (30) calendar days after receipt of written notice of such default, breach or inaccuracy (the “Cure Period”), which written notice is required hereunder, the defaulting Party remedies such default, breach or inaccuracy; or (ii) if the other Party seeks protection under any bankruptcy, receivership, trust, deed, creditor's arrangement, or comparable proceeding, or if any such proceeding is instituted against such other Party and not dismissed within ninety (90) days; it being understood by the Parties with respect to termination pursuant to item (i) above, that the ability of a Party to remedy a default, breach or inaccuracy during the Cure Period shall be subject to the following: (x) such default, breach or inaccuracy is actually capable of being cured during the Cure Period, and (y) the allowance of such Cure Period would not materially restrict the non-defaulting Party’s ability to exploit the Licensed Game, or materially and adversely affect the non-breaching Party’s rights or interests in the Licensed Game.

8.4.	Effect of Termination.

8.4.1.	Except as set forth in Section 8.5, upon any termination of this Agreement pursuant to this Section 8 by either Party, all obligations and rights and licenses granted hereunder shall immediately terminate and each Party shall have no further obligation to make any payments contemplated by Section 1.4 or Section 6 (other than any such payments attributable to any period(s) ending on or before the date of termination that have not yet been paid and other than as set forth in Section 8.4.2. and 8.5). Each Party shall retain ownership of its respective Confidential Information, and shall, if requested, return to the other Party all of the Confidential Information received from the other Party up to the effective date of termination.

8.4.2.	In the event Licensee has terminated this Agreement pursuant to Section 8, Licensee shall be entitled, in addition to any other rights and remedies, to recover any portions of the Development Amount that have been advanced to Developer in excess of the Gross Receipts that have been retained by Licensee (the “Unrecouped Paid Advances”) as follows:

(i)	Developer shall pay to Licensee the equivalent of the Licensee Share with respect to future Licensed Game Receipts received by Developer until the Unrecouped Paid Advances are paid back in full;

(ii)	If Developer sells or otherwise transfers the Licensed Game or all or substantially all of the Intellectual Property Rights related to the Licensed Game, pay to Licensee an amount equal to the Unrecouped Paid Advances from the proceeds of the sale, and if the proceeds are not sufficient to fully pay back the Unrecouped Paid Advances, Developer will require the purchaser of the Licensed Game or all or substantially all of the Intellectual Property Rights to assume Developer’s obligations to pay back the Unrecouped Paid Advances pursuant to this Section 8.4.2.

8.5.	Survival. Sections 3.5 (Developer Books and Records; Right to Audit), 4 (Developer Representations and Warranties), 5 (Licensee Representations and Warranties), 7 (Confidential Information), 8 (Termination), 9 (Indemnification) and 10 (General) shall survive the termination or expiration of this Agreement. In addition, in the event the Licensed Game has been delivered to Licensee pursuant to Section 2, then following termination of this Agreement for cause pursuant to Section 8.3, (i) the rights and licenses granted by Developer to Licensee shall survive, solely to permit the distribution of the Licensed Game to end users who purchased the Licensed Game or other persons who have been permissibly distributed the Licensed Game prior to such termination and (ii) Licensee shall be obligated to pay the Developer Royalty with respect to all Gross Receipts arising in connection therewith. The Parties acknowledge and agree that to the extent the licenses granted in Section 1 survive or are exercised after the termination of this Agreement, all terms and obligations under Section 6 hereof shall also survive. The Parties acknowledge and agree that this Agreement includes a “license of intellectual property” and is and shall be subject to Sections 365(n) of the United States Bankruptcy Code, and that each party shall be entitled to all rights and benefits of such sections in accordance with its terms and conditions.

9.	INDEMNIFICATION.

9.1.	Mutual Indemnification. Each Party hereby agrees to indemnify, defend, and hold the other, and its respective subsidiaries, officers, directors, attorneys, affiliates, parents, agents and employees, harmless from any losses, liabilities, causes of action and costs (including reasonable attorneys’ fees) from, or on account of, or related to any claims arising out of the following: (i) any breach by the indemnifying Party of its obligations, representations and warranties hereunder, (ii) any claims by the indemnifying Party’s creditors or alleged creditors to the effect that the other is responsible or liable for its debts, commitments or other obligations; or (iii) the use of the Video Game License as contemplated under this Agreement.

9.2.	Notice; Participation. The Party claiming indemnification pursuant to this Section 9 (the “Indemnified Party”) shall promptly notify the party with the indemnification obligation (the “Indemnifying Party”) of any such claim of which the Indemnified Party becomes aware and shall: (i) at the Indemnifying Party’s expense, provide reasonable cooperation to the Indemnifying Party in connection with the defense or settlement of such claim, and (ii) at the Indemnified Party’s expense, be entitled to participate in the defense of any such claim.

9.3.	Settlement. The Indemnified Party agrees that the Indemnifying Party shall have sole and exclusive control over the defense and settlement of any such third party claim. However, the Indemnifying Party shall not acquiesce to any judgment or enter into any settlement that adversely affects the Indemnified Party’s rights or interests without prior written consent of the Indemnified Party, such consent not to be unreasonably withheld.

9.4.	Securities Law Indemnification & Insurance. To the maximum extent permitted by law, Licensee agrees to indemnify, defend, and hold harmless Developer and its officers, directors, employees and agents (“Indemnitees”) from and against any loss, expense (including reasonable attorneys’ fees), liability, damage or claim (any “Claim”), made or brought on behalf of any person alleging that an Indemnitee violated securities laws or similar laws in connection with this Agreement or the offer or sale of securities by Licensee or its affiliates related to this Agreement (a “Fig Securities Offering”), unless the Indemnitee’s wilful misconduct was the sole cause of such Claim. Licensee shall use best efforts to obtain, within ninety (90) days from the date of this Agreement, insurance covering Claims naming the Indemnitees as third party insureds underwritten by a carrier with an A.M. Best insurance company rating of no less than “A” and providing coverage in amounts no less than $1 million per occurrence and $1 million in the aggregate. Within fifteen (15) calendar days after the end of such ninety (90) day period, Licensee shall deliver to Developer a written summary of the best efforts used by Licensee to obtain such insurance coverage, including the dates of correspondence with insurance professionals and the subject matter of such correspondence and a detailed description of each policy quote received by Licensee. To the extent such insurance is obtained, Licensee will produce evidence of such insurance upon the request of any Indemnitee.

10.	GENERAL.

10.1.	Authority. Each Party represents and warrants to the other Party that: it has the power and authority to enter into this Agreement, to grant the licenses contained herein and to otherwise perform its obligations and covenants hereunder; it has duly executed and delivered this Agreement pursuant to the due authorization thereof; and this Agreement represents its valid and binding obligation, duly enforceable against it according to the terms hereof.

10.2.	Disclaimers. Notwithstanding anything else to the contrary in this Agreement, neither Licensee nor Developer makes any representation, warranty or guaranty as to the amount of gross revenue that will derive from the exploitation of the Licensed Game or as to the commercial success thereof.

10.3.	Governing Law and Jurisdiction. This Agreement shall be governed by and interpreted under the laws of the State of California, without reference to its choice of laws principles. The Parties expressly understand and agree that any dispute arising under this Agreement will be brought exclusively in the state or federal courts within the County of San Francisco, California and the Parties hereby consent to the exclusive personal jurisdiction and venue therein. The Parties expressly waive the application of the United Nations Convention on Contracts for the International Sale of Goods to the terms of this Agreement.

10.4.	Controls. Both Parties will adhere to all applicable laws, regulations and rules relating to the export of technical data and will not export or re-export any technical data, any products received from the other Party or the direct product of such technical data to any proscribed country listed in such applicable laws, regulations and rules unless properly authorized.

10.5.	Independent Contractor. The relationship created by this Agreement is one of independent contractors, and not partners, franchisees or joint ventures. No employees, consultants, contractors or agents of one Party are employees, consultants, contractors or agents of the other Party, nor do they have any authority to bind the other Party by contract or otherwise to any obligation, except as expressly set forth herein. They will not represent to the contrary, either expressly, implicitly or otherwise.

10.6.	Notices and Approvals. All notices, approvals and demands under this Agreement will be in writing and will be delivered by personal service, confirmed fax, confirmed e-mail, express courier, or certified mail, return receipt requested, to the attention of the chief executive officer of the receiving Party at the address of the receiving Party set forth below, or at such different address as may be designated by such Party by written notice to the other Party from time to time. Notice shall be deemed received on the day of personal service; on the first business day after confirmed e-mail or overnight express courier; and on the third business day after sending by other express courier or certified mail.

If to Developer:

Double Fine Productions, Inc.,

525 Brannan Street, Suite 200

San Francisco, California 94107

Email: tim@doublefine.com

If to Licensee:

Fig Publishing, Inc.

715 Bryant St., Suite 202

San Francisco, CA 94107

Email: justin@fig.co

10.7.	No Assignment. This Agreement may not be assigned by either Party to any person, firm, or entity without the express written approval of the other Party (which approval may be withheld in the Party’s sole discretion) and any attempt at assignment in violation of this Section 10.7 shall be null and void.

10.8.	Force Majeure. Neither Party will be deemed in default of this Agreement to the extent that performance of its obligations or attempts to cure any breach are delayed or prevented by reason of any act of God, fire, natural disaster, accident, act of government, shortages of material or supplies or any other cause reasonably beyond the control of such party (“Force Majeure”), provided that such party gives the other party written notice thereof promptly and, in any event, within fifteen (15) days of discovery thereof, and uses its diligent, good faith efforts to cure the breach. In the event of such a Force Majeure, the time for performance or cure will be extended for a period equal to the duration of the Force Majeure but not in excess of six (6) months.

10.9.	Entire Agreement. This Agreement constitutes the complete and exclusive agreement between the Parties with respect to the subject matter hereof, superseding and replacing any and all prior or contemporaneous agreements, communications, and understandings (whether written or oral) regarding such subject matter. This Agreement may only be modified, or any rights under it waived, by a written document executed by both Parties.

10.10.	Advice from Independent Counsel. The Parties hereto understand that this Agreement to which it is a party is a legally binding agreement that may affect such Party’s rights. Each Party represents to the other that it has received legal advice from counsel of its choice regarding the meaning and legal significance of this Agreement and that it is satisfied with its legal counsel and the advice received from it.

10.11.	Judicial Interpretation. Should any provision of this Agreement require judicial interpretation, it is agreed that a court interpreting or construing the same shall not apply a presumption that the terms hereof shall be more strictly construed against any Party by reason of the rule of construction that a document is to be construed more strictly against the Party who itself or through its agent prepared the same, it being agreed that all Parties have participated in the preparation of this Agreement.

10.12.	Waiver. The failure of either Party to exercise or enforce any of its rights under this Agreement will not act as a waiver, or continuing waiver, of such rights.

10.13.	Remedies Cumulative. Any and all remedies herein expressly conferred upon a Party shall be deemed cumulative and not exclusive of any other remedy conferred hereby or by law, and the exercise of any one remedy shall not preclude the exercise of any other.

10.14.	Headings. Headings are for convenience only and shall not be considered in interpreting this Agreement.

10.15.	Counterparts. This Agreement may be signed by facsimile or digital image format and in counterparts by Licensee and Developer, each of which counterpart shall be deemed an original and all of which counterparts when taken together, shall constitute but one and the same instrument.

10.16.	Severability. If any provision of this Agreement is, becomes, or is deemed invalid or unenforceable in any jurisdiction, such provision will be enforced to the maximum extent permissible in such jurisdiction so as to effect the intent of the Parties, and the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction. If such provision cannot be so amended without materially altering the intention of the Parties, it shall be stricken in the jurisdiction so deeming, and the remainder of this Agreement shall remain in full force and effect.

INTENDING TO BE LEGALLY BOUND, the Parties have each executed this Publishing License Agreement by their duly authorized representatives, to be effective as of the date first written above.

DOUBLE FINE PRODUCTIONS, INC.		FIG PUBLISHING, INC.

By:		By:
	Name: Tim Schafer		Name: Justin Bailey
	Title: Chief Executive Officer		Title: Chief Executive Officer

Exhibit A

Licensed Game Description

Psychonauts 2

Grasslands will be a sequel to one of the Grasslands Developer’s most successful games, Psychonauts. The original game, released in 2005, follows the story of a young psychic named Razputin in his quest to join an elite group of international psychic secret agents, the Psychonauts. He runs away from the circus and breaks into their secret training facility, Whispering Rock Psychic Summer Camp. As he begins his training by psychically delving inside the consciousnesses of his tutors and those around him, he realizes all is not as it seems, and soon embarks upon a psychic odyssey through a variety of levels set inside the minds of misfits, monsters and madmen.

In Psychonauts 2, Raz will realize his dream and visit Psychonauts Headquarters. However, when he gets there, he will find that it is not the perfect place he expected and will quickly realize that the Psychonauts need him more than he needs them. Psychonauts 2 will feature a new hub world inside Psychonauts HQ. The player will access new mental worlds as Raz peeks inside the minds of a host of new characters who need his help to combat their inner demons and unravel their deep-seated emotional issues. Raz will hone his secret agent psychic abilities — and learn new ones, too — using them to solve mysteries and uncover evil plots.

Exhibit B

Whitelisted Distributors

Fig.co